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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                NOVA Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    669784100
                         ------------------------------
                                 (CUSIP Number)

                                 April 21, 1998
                         ------------------------------
             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 6 Pages


SEC 1745 (3-98)

--------------------------                          ----------------------------
CUSIP No.  669784100                13G             Page  2    of  6       Pages
           ---------------                              ------    ---------
--------------------------                          ----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Investors, L.P.             I.D.# 13-3549187
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]

                                                                (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             8,853,182
     OWNED BY
       EACH          ------ ----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            8,853,182
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,853,182
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                          ----------------------------
CUSIP No.  669784100                13G             Page  3    of  6       Pages
           ---------------                              ------    ---------
--------------------------                          ----------------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.               I.D.# 13-6358475
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [ ]

                                                        (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             9,475,871
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            9,475,871
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,475,871
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           13.2%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                          ----------------------------
CUSIP No.  669784100                13G             Page  4    of  6       Pages
           ---------------                              ------    ---------
--------------------------                          ----------------------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC             I.D.# 13-3536050
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ]

                                                                 (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             8,853,182
     OWNED BY
      EACH           ------ ----------------------------------------------------
    REPORTING            7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            8,853,182
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,853,182
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------




                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 1 (this "Amendment") amends the Schedule 13G initially filed by the Reporting Entities on February 14, 1997 (the "Schedule 13G"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of NOVA Corporation, a Georgia corporation, and is being filed pursuant to Rule 13d-2(b) of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13G.

     Introductory Note.
     ------------------

     The Reporting Entities are hereby reporting a change in their beneficial ownership of the Common Stock relating to the sale in April 1998 of an aggregate of 2,233,588 shares of Common Stock by Warburg, Pincus Investors, L.P. ("WPI"), which, as of the date of this Amendment, directly owns an aggregate 8,853,182 shares of Common Stock. E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), manages WPI. In addition, Warburg, Pincus & Co., a New York general partnership ("WP"), the sole general partner of WPI, may be deemed to beneficially own 622,689 shares of Common Stock held by its asset management affiliate, Warburg Pincus Asset Management, Inc., which WP may be deemed to control. WP disclaims beneficial ownership of such shares, for purposes of the Exchange Act or otherwise.

Item 4.  Ownership
         ---------

     Item 4 of the Schedule 13G is hereby amended by deleting such item in its entirety and replacing it with the following:

Item 4.                       Ownership of WP:
-------                       ----------------

                              (a) 9,475,871 shares of Common Stock, as of December 31, 1998.

                              (b)  13.2%

                              (c)  (i)  -0-
                                  (ii)   9,475,871
                                 (iii)  -0-
                                  (iv)   9,475,871

                              Ownership of WPI and EMW LLC:
                              -----------------------------

                              (a) 8,853,182 shares of Common Stock, as of December 31, 1998.

                              (b)  12.3%

                              (c)  (i)  -0-
                                  (ii)   8,853,182
                                 (iii)  -0-
                                  (iv)   8,853,182

                                  Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1999


                              WARBURG, PINCUS INVESTORS, L.P.

                              By: Warburg, Pincus & Co., General Partner


                              By: /s/ Stephen Distler
                                 ------------------------
                                 Stephen Distler, Partner



                              WARBURG, PINCUS & CO.


                              By: /s/ Stephen Distler
                                 ------------------------
                                 Stephen Distler, Partner



                              E.M. WARBURG, PINCUS & CO., LLC


                              By: /s/ Stephen Distler
                                 -----------------------
                                 Stephen Distler, Member



                               Page 6 of 6 Pages